82-34635

~~Retail Holdings~~ N.V.

RECEIVED
2006 JUN 12 P 4:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06014318

June 6, 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Singer N V
Re: ~~Retail Holdings N.V.~~
Exemption Number ~~82-5225~~

SUPPL

Dear Sir/Madam:

On behalf of Retail Holdings N.V. (the "Company"), we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Report of Foreign Private Issuer of Retail Holdings N.V. dated June 6, 2006, together with the Exhibits referred to therein.

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

PROCESSED
JUN 23 2006
THOMSON FINANCIAL

Very truly yours,

Amy Pappas
Amy Pappas
Executive Assistant

Enclosure(s)

Exemption No. 82-5225

dlw 6/21

Exemption No. 82-5255

Interim Report of Foreign Private Issuer

Retail Holdings N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

Dated June 6, 2006

Retail Holdings N.V.
De Ruyterkade 62, Willemstad, Curacao
Netherlands Antilles

Exemption No. 82-5225

Exhibit Index to Report

Exhibit No.	
1	Letter to Retail Holdings N.V. Shareholders dated June 1, 2006
2	Notice of General Meeting of Shareholders to be held on July 17, 2006, Proxy Statement and Proxy Card.

Retail Holdings N.V.
De Ruyterkade 62, Willemstad, Curacao
Netherlands Antilles

RETAIL HOLDINGS N.V.

Notice of a General Meeting of Shareholders
To be held on July 17, 2006

To the Shareholders of:

RETAIL HOLDINGS N.V.,
a corporation organized and existing under the laws of the Netherlands Antilles (the "Company").

Notice is hereby given that a General Meeting of Shareholders of the Company (the "General Meeting") will be held at the registered address of the Company at De Ruyterkade 62, Curacao Netherlands Antilles, commencing at 10:00 a.m. (Netherlands Antilles time), on July 17, 2006, for the following purposes:

1. To approve and adopt the audited consolidated financial statements with respect to the Company's fiscal year ended December 31, 2005, as described in the Proxy Statement accompanying this Notice.

2. To elect Stephen H. Goodman, Antonio Costa, Alex Johnston, Stewart M. Kasen and Malcolm J. Matthews as Directors of the Company, such Directors to serve a term for the period from the date of this General Meeting through the date of the annual General Meetings of Shareholders to occur after this General Meeting.

3. To confirm and accept the recommendation of the Board of Directors of the Company to not make any distribution of dividends to the shareholders of the Company with regard to the profits as determined by the adoption of Proposal One and that the profits of the Company shall be fully reserved within the Company, as reflected in the Company's financial statements for that period.

4. To appoint KPMG LLP as auditors of the Company for the fiscal year ending December 31, 2006.

Respectfully,

Stephen H. Goodman, Director

By order of the Board of Directors of Retail Holdings N.V.

June 1, 2006

YOUR VOTE IS IMPORTANT REGARDLESS OF THE SIZE OF YOUR HOLDINGS IN THE COMPANY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE GENERAL MEETING ARE REQUESTED TO COMPLETE, SIGN, DATE, AND RETURN THE PROXY CARD BY MEANS OF THE ENCLOSED RETURN ENVELOPE. INSTRUCTIONS FOR THE PROPER EXECUTION OF PROXY CARDS ARE SET FORTH IN THE PROXY STATEMENT ACCOMPANYING THIS NOTICE.

PROXY STATEMENT

General Meeting of Shareholders of

RETAIL HOLDINGS N.V.
(the "Company")

to be held commencing at 10:00 a.m.
Netherlands Antilles time, on July 17, 2006
at the registered address of the Company
De Ruyterkade 62, Curaçao, Netherlands Antilles

This Proxy Statement is furnished to the holders (the "Shareholders") of Common Shares, par value U.S. $0.01 per share of the Company (the "Shares"), in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board"). The proxies solicited by this Proxy Statement are to be voted at the General Meeting of Shareholders of the Company (the "General Meeting"), to be held at the time and place set forth above and for the purposes set forth below and in the accompanying notice of the General Meeting (the "Notice"). Enclosed are a copy of the Notice and a form of proxy card ("Proxy") for use at the General Meeting.

One vote may be cast for each Share held. As of the close of business on May 31, 2006, the number of issued and outstanding Shares was 5,166,771. May 31, 2006 will be the record date (the "Record Date") for determining the Shareholders entitled to vote at the General Meeting. All holders of Shares as of the Record Date are entitled to receive the Notice, Proxy Statement and Proxy, to address the General Meeting and to vote thereat.

This Proxy Statement is first being mailed to Shareholders on or about June 9, 2006.

THE GENERAL MEETING

At the General Meeting, the Shareholders will have the power to pass valid and binding resolutions with regard to all matters which affect the Company that have been proposed by the Board and are included in the Notice. A majority of the votes cast at the General Meeting shall be necessary to adopt the resolutions at the General Meeting with respect to matters set forth in the Notice. Matters that are not included in the Notice and that properly come before the General Meeting will also be given consideration. However, other than the appointment of the Chairman of the General Meeting, valid and binding resolutions can only be adopted with regard to such matters if passed by unanimous vote, and if all issued and outstanding Shares are represented at the General Meeting.

The Company is organized and existing under the laws of the Netherlands Antilles. As required by the Articles of Association of the Company, all general meetings of shareholders must be held in Curacao, the Netherlands Antilles. Shareholders may elect to attend the General Meeting in person or by a Proxy that is duly executed in writing. The enclosed Proxy has been prepared to ensure that all Shares have the opportunity to be represented at the General Meeting. Shares cannot be voted at the General Meeting unless the respective Shareholder of record as of the Record Date is either present in person or represented by proxy.

INSTRUCTIONS FOR SIGNING THE PROXY

The following general rules for signing the Proxy may be of assistance to you in order that the Company may avoid the time and expense involved in validating your vote if you fail to sign your Proxy properly.

1.	Individual Accounts:	Sign your name exactly as it appears in the registration on the Proxy.
2.	Joint Accounts:	Either party may sign, but the name of the party signing should conform exactly to the name shown in the registration on the Proxy.
3.	All Other Accounts:	The capacity of the individual signing the Proxy should be indicated unless it is reflected in the form of registration. For example:

Registration	Valid Signature
Corporate Accounts	
(1) ABC Corporation	ABC Corp.
(2) ABC Corporation	John Doe, Treasurer
(3) ABC Corp. c/o John Doe, Treasurer	John Doe
(4) ABC Corp. Profit Sharing Plan	John Doe, Treasurer
Trust Accounts	
(1) ABC Trust	Jane B. Doe, Trustee
(2) Jane B. Doe, Trustee u/t/d 12/28/78	Jane B. Doe
Custodial or Estate Accounts	
(1) John Smith, Cust. f/b/o John Smith, Jr	John Smith
(2) Estate of John Smith	Smith Jr/Executor

VOTING OF PROXIES

All Shares represented at the General Meeting by properly executed Proxies received at the registered office of the Company on or before 10:00 a.m. (Netherlands Antilles time) on July 17, 2006, and not revoked, will be voted at the General Meeting in accordance with the instructions on the Proxies. If no instructions are indicated, properly executed Proxies will be voted "FOR" adoption of all proposals made at the General Meeting as recommended by the Board. The Board does not know of any matters, other than those referred to in the Notice, which are to come before the General Meeting.

Proxies duly executed and received and not revoked, will be valid at the General Meeting.

A Proxy given pursuant to this solicitation may be revoked at any time before it is voted by filing with the Company at the registered office of the Company no later than 10:00 a.m. (Netherlands Antilles time) on July 17, 2006, a written notice of revocation which bears a date later than the Proxy or by the Shareholder attending the General Meeting in person.

MATTERS TO BE CONSIDERED AT THE GENERAL MEETING

At the General Meeting, Shareholders are being asked to consider and vote upon the following Proposals:

PROPOSAL ONE: TO APPROVE AND ADOPT THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS WITH RESPECT TO THE COMPANY'S FISCAL YEAR ENDED DECEMBER 31, 2005.

The Company's annual report for the fiscal year through December 31, 2005 has been made available to Shareholders by means of publication of such annual report on the investor section of the Company's web-site (www.retailholdings.com) and notice of such web-site publication has been given to Shareholders by means of a letter dated April 7, 2006. Shareholders can also request a copy of said annual report by contacting Amy Pappas at NV Adminservice Corporation, 333 Westchester Avenue, White Plains, NY 10604, by e-mail, at apappas@retailholdings.com, or by telephone at (914) 220-5143, or can inspect said annual report at the registered address of the Company at De Ruyterkade 62, Curacao, Netherlands Antilles. The audited consolidated financial statements of the Company included in such annual report have been prepared in accordance with accounting principles generally accepted in the United States of America and have been certified by the independent accounting firm of KPMG LLP. The audited consolidated financial statements of the Company with respect to the fiscal year ending December 31, 2005 have been made available to the Shareholders of the Company and the General Meeting is requested to adopt those financial statements as a requirement of Netherlands Antilles law.

Approval of Proposal One requires the approval of a majority of the votes cast at the General Meeting. The Board recommends that the Shareholders vote "FOR" Proposal One providing for the approval and adoption of the audited consolidated financial statements for the Company for the fiscal year through December 31, 2005.

PROPOSAL TWO: TO ELECT STEPHEN H. GOODMAN, ANTONIO COSTA, ALEX JOHNSTON, STEWART M. KASEN AND MALCOLM J. MATTHEWS AS DIRECTORS OF THE COMPANY, SUCH DIRECTORS TO SERVE A TERM FOR THE PERIOD FROM THE DATE OF THIS GENERAL MEETING THROUGH THE DATE OF THE ANNUAL GENERAL MEETING TO OCCUR AFTER THIS GENERAL MEETING.

The second proposal to be considered at the General Meeting is the election of five Directors, in the place and stead of the Directors who served from the date of their appointment through the date of this General Meeting, to serve in such capacity until the conclusion of the annual General Meeting to occur after this General Meeting.

Approval of Proposal Two requires the approval of a majority of the votes cast at the General Meeting. The Board recommends that Shareholders vote "FOR" Proposal Two approving to elect Stephen H. Goodman, Antonio Costa, Alex Johnston, Stewart M. Kasen and Malcolm J. Matthews as Directors of the Company, with those Directors to serve a term for the period from the date of this General Meeting through the date of the annual General Meeting to occur after this General Meeting.

PROPOSAL THREE: TO CONFIRM AND ACCEPT THE RECOMMENDATION OF THE BOARD OF DIRECTORS OF THE COMPANY TO NOT MAKE ANY DISTRIBUTION OF DIVIDENDS TO THE SHAREHOLDERS OF THE COMPANY WITH REGARD TO THE PROFITS AS DETERMINED BY THE ADOPTION OF PROPOSAL ONE AND THAT THE PROFITS OF THE COMPANY SHALL BE FULLY RESERVED WITHIN THE COMPANY, AS REFLECTED IN THE COMPANY'S FINANCIAL STATEMENTS FOR THAT PERIOD.

In order for the Company and its subsidiaries to maximize their potential for generating revenues and profits, it is desirable that all profits, as determined by the adoption of the financial statements for the fiscal year ending December 31, 2005, be reserved and maintained as operating capital.

Approval of Proposal Three requires the approval of a majority of the votes cast at the General Meeting. The Board recommends that the Shareholders vote "FOR" Proposal Three to confirm and accept the recommendation of the Board of Directors of the Company to not make any distribution of dividends to the Shareholders of the Company with regard to the profits as determined by the adoption of Proposal One and that the profits of the Company shall be fully reserved within the Company, as reflected in the Company's financial statements for that period.

PROPOSAL FOUR: TO APPOINT KPMG LLP AS AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2006.

The Board has recommended the appointment of KPMG LLP, who have audited the Company's financial statements for the fiscal year ending December 31, 2005, as the auditors of the Company for the fiscal year ending December 31, 2006.

Approval of Proposal Four requires the approval of a majority of the votes cast at the General Meeting. The Board recommends that the Shareholders vote "FOR" Proposal Four providing for the appointment of KPMG LLP as auditors of the Company for the fiscal year ending December 31, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF RETAIL HOLDINGS N.V.

June 1, 2006

RETAIL HOLDINGS N.V.
PROXY CARD

Exemption Number 82-5225

THIS PROXY is made by the Undersigned who is, as of the Record Date (May 31, 2006), the registered holder of ______ Common Shares (the "Shares") of Retail Holdings N.V. (the "Company"), a Netherlands Antilles corporation.

This Proxy is made in connection with the General Meeting of Shareholders of the Company (the "General Meeting") to be held on July 17, 2006 at 10:00 a.m., Netherlands Antilles time, at the registered address of the Company at De Ruyterkade 62, Curaçao, Netherlands Antilles and is based on the information provided by the Company's Board of Directors in the Notice convening the General Meeting and in the accompanying Proxy Statement, both dated June 1, 2006.

The Undersigned hereby appoints and designates any authorized signatories of Curacao Corporation Company N.V. (the "Attorneys"), each acting individually and with the right of substitution, as his/her/its authorized attorney to represent the Undersigned in his/her/its capacity as Shareholder at the General Meeting, to address the General Meeting, and to vote all of his/her/its Shares with respect to all matters to be brought before the General Meeting as set forth in the Notice and with respect to any and all other matters that may properly come before the General Meeting. With regard to such other matters, the Proxies shall have the discretionary power and authority to vote for and on behalf of the Undersigned.

PLEASE RETURN THE COMPLETED PROXY CARD BY MEANS OF THE ENCLOSED RETURN ENVELOPE.

(Continued, and to be marked, dated and signed, on the other side)

Address Change/Comments (Mark the corresponding box on the reverse side)

Comments
PLEASE SEE RE SE SIDE

Exemption Number 82-5225

1. To approve and adopt the audited consolidated financial statements with respect to the Company's fiscal year ended December 31, 2005, as described in the Proxy Statement accompanying this Notice

FOR ☐ AGAINST ☐ ABSTAIN ☐

2. TO ELECT as Directors of the Company, such Directors to serve a term for the period from the date of this General Meeting through the date of the annual General Meetings of Shareholders to occur after this General Meeting.

FOR ALL ☐ WITHHELD FOR ALL ☐ FOR ALL EXCEPT ☐

01. Stephen H. Goodman, 02. Antonio Costa 03. Alex Johnston, 04. Stewart M. Kasen and 05. Malcolm J. Matthews

Withheld for the nominees you list below: (Write that nominee's name in the space provided below.)

____

3. To confirm and accept the recommendation of the Board of Directors of the Company to not make any distribution of dividends to the Shareholders of the Company with regard to the profits as determined by the adoption of Proposal One and that the profits of the Company shall be fully reserved within the Company, as reflected in the Company's financial statements for that period

FOR ☐ AGAIN ☐ ABSTAIN ☐

4. To appoint KPMG LLP as auditors of the Company for the fiscal year ending December 31, 2006

FOR ☐ AGAIN ☐ ABSTAIN ☐

IN WITNESS WHEREOF this Proxy was executed and shall be valid and effecti xclusively at the General Meeting or any adjournment or adjournments thereof, provided no anges are made in the agenda, and shall otherwise terminate on December 31, 2006, 12:00 night.

Dated: ________________________, 2006

____
Name of Shareholder

____
(Signature)
(See instructions for signatures in Proxy Stateme

PLEASE RETURN THE COMPLETED PROXY CARD BY ANS OF THE ENCLOSED RETURN ENVELOPE.

▲ Detach here from proxy voting card. ▲

▲ Detach here from proxy voting card. ▲